UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: March 28, 2014

EXHIBIT INDEX

Page
Exhibit 99.1 — Press release	4

Exhibit 99.1

Sungy Mobile Fourth Quarter and Full Year 2013

Unaudited Financial Results

4Q13 Total Revenues Up 63.5% YOY to RMB98.9 Million

4Q13 Net Income Up 76.4% YOY to RMB30.8 Million

4Q13 Adjusted EBIT Up 228.9% YOY to RMB34.9 Million

Guangzhou, China, March 25, 2014 — Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Total revenues increased by 63.5% to RMB98.9 million (US$16.3 million) from RMB60.5 million in the prior year period.

•	Revenues from mobile application products and services increased by 230.7% to RMB50.9 million (US$8.4 million) from RMB15.4 million in the prior year period.

•	Net income increased by 76.4% to RMB30.8 million (US$5.1 million) from RMB17.5 million in the prior year period.

•	Adjusted earnings before interest and tax, or adjusted EBIT[1] increased by 228.9% to RMB34.9 million (US$5.8 million) from RMB10.6 million in the prior year period.

Full Year 2013 Highlights

•	Total revenues increased by 77.5% to RMB328.8 million (US$54.3 million) from RMB185.2 million in 2012.

•	Revenues from mobile application products and services increased by 350.3% to RMB153.4 million (US$25.3 million) from RMB34.1 million in 2012.

•	Net income increased by 505.3% to RMB91.8 million (US$15.2 million) from RMB15.2 million in 2012.

•	Adjusted EBIT increased significantly to RMB107.7 million (US$17.8 million) from RMB8.5 million in 2012.

Key Operating Metrics

•	As of December 31, 2013, total users of GO series products reached 364 million representing a 76.0% year-over-year increase from 207 million as of December 31, 2012.

•	Total average monthly active users (MAU) of GO series products increased by 44.6% to 94 million in the fourth quarter 2013 from 65 million in the prior year period.

•	The number of paid downloads of GO series products increased by 18.2% to 0.6 million in the fourth quarter 2013 from 0.5 million in the prior year period.

[1]	Adjusted earnings before interest and tax, or Adjusted EBIT, is a non-GAAP financial measure, which is defined as net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants.

Mr. Yuqiang Deng, Sungy Mobile’s Chief Executive Officer, stated, “We’re very pleased to report solid results for our first quarter as a US-listed company with total revenues increasing by 63.5% year over year. Moreover, for the first time in our Company’s history, revenues from mobile app products and services accounted for over 50% of our total revenues, representing a major and increasingly promising growth driver of our overall business. We believe these accomplishments highlight the richer functionality and improved user experience that our users find when using our mobile apps and services. In particular, our top-notch Android-based mobile app product, Go Launcher, serves as an entry point for users to access their phones and organize and manage their apps and overall interface, uniquely embedding our brand in the daily smartphone experience and deepening our impact on our growing user base. The quality of user experience has driven our ability to rapidly expand the app’s adaption, as Go Launcher has over 268 million users globally as of December 31, 2013 and 46 million MAU for the fourth quarter of 2013. Looking ahead, we aim to continue broadening our user base and strengthening our Go platform through the introduction of new innovative products and services related to e-commerce and game publishing. With our expanding global product and distribution capabilities, we are well-positioned in the burgeoning mobile internet market which is increasingly international and app-centric.”

Mr. Winston Li, Sungy Mobile’s Chief Financial Officer, commented, “In addition to our strong top-line growth, we are very pleased to increase our profitability with gross margin and adjusted EBIT margin2 improving to 75.1% and 35.3%, from 65.3% and 17.5%, respectively, in the same period of 2012. This strong performance demonstrates the cost advantages associated with our growing mobile app-centric business, which is inherently less burdened by hard content costs and marketing spending than mobile internet portal and mobile reading businesses. Following our successful IPO and acquisition of GetJar, we aim to build upon our strong financial performance in 2013 and deliver revenue growth and margin improvement in the coming quarters by extending the reach of our dynamic mobile apps and products through executing our international expansion plans and offering our growing user base an ever-improving mobile experience.”

Fourth Quarter 2013 Financial Results

REVENUES

Total revenues for the fourth quarter of 2013 increased by 63.5% to RMB98.9 million (US$16.3 million) from RMB60.5 million in the prior year period.

Revenues from mobile application products and services increased by 230.7% to RMB50.9 million (US$8.4 million) in the fourth quarter of 2013 from RMB15.4 million in the prior year period. This increase was primarily driven by a 407.6% year-over-year increase in marketing revenues related to GO series products to RMB33.5 million (US$5.5 million) and a 97.7% year-over-year increase in the revenues from paid downloads to RMB17.4 million (US$2.9 million).

Revenues from mobile reading services increased by 15.9% to RMB26.3 million (US$4.3 million) in the fourth quarter of 2013 from RMB22.7 million in the prior year period, primarily driven by an increase in user demand and subscriptions to the Company’s online literary content.

Revenues from mobile portal marketing service decreased to RMB14.5 million (US$2.4 million) in the fourth quarter of 2013 from RMB16.5 million in the prior year period primarily due to the expected on-going shift in advertisers’ preferred mobile marketing medium to individual mobile applications and away from mobile internet portals.

Revenues from others, which primarily consist of the promotion of third-party provided mobile applications or value-added services, increased by 22.5% to RMB7.2 million (US$1.2 million) in the fourth quarter of 2013 from RMB5.9 million in the prior year period.

[2]	Adjusted EBIT margin is a non-GAAP financial measure, which is defined as adjusted EBIT as a percentage of total revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 17.6% to RMB24.7 million (US$4.1 million) in the fourth quarter of 2013 from RMB21.0 million in the prior year period. This increase was primarily attributable to an increase in content acquisition costs and other costs relating to the expansion of the Company’s overall business.

Gross profit increased by 87.8% to RMB74.2 million (US$12.3 million) in the fourth quarter of 2013 from RMB39.5 million in the prior year period. Gross margin increased to 75.1% in the fourth quarter of 2013 from 65.3% in the prior year period. The increase in gross margin was mainly attributable to the improved cost efficiency resulting from the scale effect associated with the Company’s growing business as well as the Company’s on-going shift to higher-margin mobile application products and services.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2013 increased by 82.1% to RMB52.8 million (US$8.7 million) from RMB29.0 million in the prior year period. This increase was primarily attributable to higher general and administrative expenses and research and development expenses which were associated with the growth of the Company’s overall business.

•	Research and development expenses increased to RMB17.1 million (US$2.8 million) from RMB9.9 million in the prior year period. This increase was primarily attributable to increased staff-related costs associated with the Company’s ongoing build-out of its research and development capabilities as well as share-based compensation expenses associated with the Company’s newly granted stock options in the year of 2013.

•	Selling and marketing expenses increased to RMB12.4 million (US$2.1 million) from RMB11.7 million in the prior year period. This increase was primarily attributable to increased share-based compensation expenses associated with the Company’s newly granted stock options in the year of 2013.

•	General and administrative expenses increased to RMB23.3 million (US$3.8 million) from RMB7.5 million in the prior year period. This increase was primarily attributable to increased share-based compensation expenses associated with the Company’s newly granted stock options in the year of 2013, foreign exchange losses of RMB2.7 million (US$0.4 million) as well as an office relocation costs of RMB3.5 million (US$0.6 million).

Operating income in the fourth quarter of 2013 increased by 103.5% to RMB21.4 million (US$3.5 million) from RMB10.5 million in the prior year period. Operating margin increased to 21.6% in the fourth quarter of 2013 from 17.4% in the prior year period. The increase in operating margin was primarily due to increased gross margin and operating leverage associated with the Company’s expansion.

NET INCOME

Net income increased by 76.4% to RMB30.8 million (US$5.1 million) in the fourth quarter of 2013, from RMB17.5 million in the prior year period. Net margin in the fourth quarter of 2013 increased to 31.2% from 28.9% in the prior year period.

Accretion to the redeemable convertible preferred shares was RMB7.7 million (US$1.3 million) in the fourth quarter of 2013, compared to RMB14.5 million in the prior year period. The accretion of redeemable convertible preferred shares was related to the preferred shares which were automatically converted to ordinary shares upon the completion of the Company’s initial public offering on November 22, 2013 and therefore, are non-recurring following the Company’s initial public offering. Net income attributable to ordinary shareholders was RMB23.1 million (US$3.8 million) in the fourth quarter of 2013, compared RMB2.9 million in the prior year period.

Adjusted EBIT increased by 228.9% to RMB34.9 million (US$5.8 million) in the fourth quarter of 2013 from RMB10.6 million in the prior year period. Adjusted EBIT margin increased to 35.3% in the fourth quarter of 2013 from 17.5% in the prior year period.

Adjusted net income3 increased by 151.2% to RMB44.1 million (US$7.3 million) from RMB17.6 million in the prior year period. Adjusted net margin4 increased to 44.6% in the fourth quarter of 2013 from 29.0% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS5 in the fourth quarter of 2013 increased significantly to RMB0.76 (US$0.12), from RMB0.13 in the prior year period.

Adjusted diluted earnings per ADS6 in the fourth quarter of 2013 increased by 804.1% to RMB1.19 (US$0.20), from RMB0.13 in the prior year period.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2013, the Company had cash and cash equivalents of RMB759.4 million (US$125.4 million).

Full Year 2013 Financial Results

For the full year of 2013, total revenues increased by 77.5% to RMB328.8 million (US$54.3 million) from RMB185.2 million in 2012.

Revenues from mobile application products and services increased by 350.3% to RMB153.4 million (US$25.3 million) for the full year of 2013 from RMB34.1 million in 2012. This increase was primarily driven by a year-over-year increase in marketing revenues related to GO series products of 648.7% to RMB89.1 million (US$14.7 million) from RMB11.9 million and a year-over-year increase in the revenues from paid downloads of 189.6% increase to RMB64.3 million (US$10.6 million) from RMB22.2 million in 2012.

Revenues from mobile reading services increased by 37.1% to RMB99.8 million (US$16.5 million) from RMB72.8 million in 2012, primarily driven by the increase in user demand and subscriptions to the Company’s online literary content.

Revenues from mobile portal marketing service decreased to RMB52.2 million (US$8.6 million) from RMB57.5 million in 2012 primarily due to the expected on-going shift in advertisers’ preferred mobile marketing medium to individual mobile applications and away from mobile internet portals.

Revenues from others increased by 12.4% to RMB23.5 million (US$3.9 million) from RMB20.9 million in 2012.

[3]	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation costs.
[4]	Adjusted net margin is a non-GAAP financial measure, which is defined as adjusted net income as a percentage of total revenues.
[5]	ADS is American Depositary Share. Each ADS represents six Class A ordinary shares of the Company. Diluted earnings per ADS is net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[6]	Adjusted diluted earnings (loss) per ADS is a non-GAAP financial measure, which is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Gross profit increased by 112.6% to RMB234.7 million (US$38.8 million) from RMB110.4 million in the prior year. Gross margin increased to 71.4% from 59.6% in the prior year. The increase in gross margin was mainly attributable to the improved cost efficiency resulting from the scale effect associated with the Company’s growing business as well as the Company’s on-going shift to higher-margin mobile application products and services.

Operating income for the full year of 2013 increased significantly to RMB89.5 million (US$14.8 million) from RMB4.8 million in the prior year. Operating margin increased to 27.2% in the full year of 2013 from 2.6% in the prior year. The increase in operating margin was primarily due to increased gross margin and operating leverage associated with the Company’s expansion.

Net income for the full year of 2013 increased by 505.3% to RMB91.8 million (US$15.2 million) from RMB15.2 million in the prior year. Net margin for the full year of 2013 increased to 27.9% from 8.2% in 2012.

Adjusted EBIT increased significantly to RMB107.7 million (US$17.8 million) in the full year of 2013 from RMB8.5 million in 2012. Adjusted EBIT margin increased to 32.8% for the full year of 2013 from 4.6% in 2012.

Adjusted net income increased by 603.1% to 109.6 million (US$18.1 million) from RMB15.6 million in 2012. Adjusted net margin increased to 33.3% for the full year of 2013 from 8.4% in 2012.

Diluted earnings per ADS for the full year of 2013 was RMB1.54 (US$0.25), compared with a diluted loss per ADS of RMB4.98 for 2012.

Adjusted diluted earnings per ADS for the full year of 2013 was RMB2.21 (US$0.36), compared with an adjusted diluted loss per ADS of RMB4.93 for 2012.

SHARES OUTSTANDING

As of December 31, 2013, the Company had a total of 200.4 million ordinary shares outstanding, or the equivalent of 33.4 million ADSs outstanding, comprised of 58,995,186 Class A ordinary shares and 141,435,672 Class B ordinary shares7.

Business Outlook

For the first quarter of 2014, the Company expects its total revenues to be between RMB92 million and RMB95 million, representing a year-over-year growth of approximately 55.0% to 60.1%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, March 25, 2014 at 8:00 pm Eastern Time or Wednesday, March 26, 2014 8:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States (Toll Free):	1-877-870-4263
International:	1-412-317-0790
China (Toll Free):	4001-201203
Hong Kong (Toll Free):	800-905945

[7]	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.sungymobile.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Sungy Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Sungy Mobile uses adjusted EBIT, adjusted EBIT margin, adjusted net income, adjusted net margin, and adjusted diluted earnings (loss) per ADS, which are non-GAAP financial measures.

Adjusted earnings before interest and tax, or adjusted EBIT, is net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants. Adjusted EBIT margin is adjusted EBIT as a percentage of total revenues. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings (loss) per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Sungy Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Jeremy Peruski

Tel: +1-646-417-5388

Email: IR@sungymobile.com

SUNGY MOBILE LIMITED Unaudited Reconciliations of GAAP and Non-GAAP Results (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$

Net income	17,476	30,835	5,094	15,168	91,815	15,167
Deduct: interest income	(60)	(113)	(19)	(194)	(280)	(46)
Deduct: income tax benefit	(6,904)	(9,139)	(1,510)	(6,904)	(1,657)	(274)
Add back: share-based compensation costs	89	13,284	2,194	426	17,823	2,944

Adjusted EBIT	10,601	34,867	5,759	8,496	107,701	17,791

Total revenues	60,472	98,850	16,329	185,219	328,843	54,321
Adjusted EBIT margin	17.5%	35.3%		4.6%	32.8%

Net income	17,476	30,835	5,094	15,168	91,815	15,167
Add back: share-based compensation costs	89	13,284	2,194	426	17,823	2,944

Adjusted net income	17,565	44,119	7,288	15,594	109,638	18,111

Total revenues	60,472	98,850	16,329	185,219	328,843	54,321

Adjusted net margin	29.0%	44.6%		8.4%	33.3%

Adjusted net income	17,565	44,119	7,288	15,594	109,638	18,111
Deduct: Accretion of redeemable convertible preferred shares	(14,527)	(7,714)	(1,274)	(58,233)	(50,711)	(8,377)
Deduct: Allocation of Adjusted net income to participating redeemable convertible preferred shares	(1,901)	(10,906)	(1,802)	—	(31,401)	(5,187)

Adjusted net income (loss) attributable to ordinary shareholders	1,137	25,499	4,212	(42,639)	27,526	4,547

Adjusted diluted earnings (loss) per ADS	0.13	1.19	0.20	(4.93)	2.21	0.36

Weighted average number of ADS used in calculating adjusted diluted earnings (loss) per ADS	8,646,745	21,436,030	21,436,030	8,646,745	12,477,649	12,477,649

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$

Revenues	60,472	98,850	16,329	185,219	328,843	54,321
Cost of revenues	(20,963)	(24,660)	(4,074)	(74,813)	(94,145)	(15,552)

Gross profit	39,509	74,190	12,255	110,406	234,698	38,769

Research and development expenses	(9,862)	(17,128)	(2,830)	(34,041)	(46,641)	(7,705)
Selling and marketing expenses	(11,674)	(12,417)	(2,051)	(45,914)	(47,294)	(7,812)
General and administrative expenses	(7,461)	(23,254)	(3,841)	(25,615)	(51,246)	(8,465)

Operating income	10,512	21,391	3,533	4,836	89,517	14,787

Share of losses of equity method investment	—	—	—	(1,073)	—	—
Gain on disposal of an equity method investment	—	—	—	4,182	—	—
Investment income on short-term investment	—	192	32	125	361	60
Interest income	60	113	19	194	280	46

Income before income taxes	10,572	21,696	3,584	8,264	90,158	14,893

Income tax benefit	6,904	9,139	1,510	6,904	1,657	274

Net income	17,476	30,835	5,094	15,168	91,815	15,167

Accretion of redeemable convertible preferred shares	(14,527)	(7,714)	(1,275)	(58,233)	(50,711)	(8,377)

Net income (loss) attributable to ordinary shareholders	2,949	23,121	3,819	(43,065)	41,104	6,790

Net income	17,476	30,835	5,094	15,168	91,815	15,167

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	3,930	(5,759)	(952)	1,335	4,686	774

Comprehensive income	21,406	25,076	4,142	16,503	96,501	15,941

Earnings (loss) per ADS
—Basic	0.13	0.85	0.14	(4.98)	1.70	0.28
—Diluted	0.13	0.76	0.12	(4.98)	1.54	0.25

Weighted average number of ADS used in calculating earnings (loss) per ADS
—Basic	8,646,745	19,090,855	19,090,855	8,646,745	11,275,557	11,275,557
—Diluted	8,646,745	21,436,030	21,436,030	8,646,745	12,477,649	12,477,649

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash	83,598	759,388	125,442
Accounts receivable, net	46,342	84,345	13,933
Amount due from related parties	3,311	—	—
Prepaid expenses and other current assets	10,484	14,546	2,403
Short-term investments	—	12,500	2,065
Deferred income tax assets	6,904	16,421	2,713

Total current assets	150,639	887,200	146,556

Property and equipment, net	8,636	9,215	1,522
Intangible assets, net	1,489	2,071	342
Other non-current assets	3,555	4,518	746

Total assets	164,319	903,004	149,166

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	5,057	9,355	1,545
Accrued expenses and other current liabilities	39,356	50,798	8,391
Income tax payable	—	7,861	1,299

Total current liabilities	44,413	68,014	11,235

Non-current liabilities	2,220	—	—

Total liabilities	46,633	68,014	11,235

Redeemable Series A convertible preferred shares	21,941	—	—

Redeemable Series B convertible preferred shares	159,974	—	—

Redeemable Series C convertible preferred shares	265,214	—	—

Shareholders’ equity (deficit):
Class A ordinary shares	—	36	6
Class B ordinary shares	42	97	16
Additional paid-in capital	—	1,111,259	183,567
Accumulated other comprehensive income	40,335	45,022	7,437
Accumulated deficit	(369,820)	(321,424)	(53,095)

Total shareholders’ equity (deficit)	(329,443)	834,990	137,931

Commitments and contingencies	—	—	—

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	164,319	903,004	149,166